Exhibit 99.1

McDade Products, LLC and G Medical Tests

Secure Additional Purchase Order for $6.5 Million,

Reflecting $3.5 Million Gross Margin, to be Delivered in Q1

G Medical Expands COVID-19 Testing Portfolio in Response to Omicron Variant, Distributes At-Home PCR Test Kits to Retail Stores Nationwide

PITTSBURGH, PA – January 12, 2022 –McDade Products, LLC and G Medical Tests and Services, a division of G Medical Innovations Holdings Ltd. (NASDAQ: GMVD), today announced an additional $6.5 million purchase order for two million COVID-19 PCR collection test kits. G Medical will be selling these units wholesale for $3.25 each, reflecting gross profit of approximately $3.5 million. Additionally, G Medical expects to be paid an average of $85.00 per test through each patient’s insurance.

“McDade is pleased to be expanding upon its existing purchase order so quickly and expects to be ordering a further seven million test kits in the next thirty days.”

These orders seem to come at a pertinent moment with the Biden Administration recently requiring that private insurers pay for a minimum of eight COVID 19 test kits per person per month starting January 15th.

G Medical Tests and Services is delighted to provide McDade with current and future purchase orders.

Visit https://www.mcdadegrp.com/ to place orders for the LiveNow PCR Collection Kits.

About McDade Group

Founded in 1994, McDade Group is a growing and dynamic sales, marketing, and distribution services company headquartered in Pittsburgh, PA. The company has expanded to provide solutions in distribution, category management, full-service merchandising, and consulting across the U.S. retail industry. Many of the world’s leading CPG manufacturers rely on the ability of McDade Group to build strong industry relationships and deliver services, insights, and expertise for hundreds of their products. Visit: https://www.mcdadegrp.com/ or LinkedIn: https://www.linkedin.com/company/mcdade-group/.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. For example, G Medical is using forward-looking statements when it discusses delivery of purchase orders and anticipated gross profits. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

Investor Relations CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com

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